UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 1Q21 Financial Results

Diversification strategy partially offsets lower Gross Bookings in Brazil and Argentina. Excluding both countries, Gross Bookings +11% Quarter-on-Quarter (QoQ)

Revenue Margins up 78 bps QoQ to 14%

Strong balance sheet with nearly $326 million in cash, cash equivalents and restricted cash

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--May 19, 2021--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) the leading online travel company in Latin America, today announced unaudited results for the three-months ended March 31, 2021 (1Q21). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

First Quarter 2021 Key Financial and Operating Highlights
(For definitions, see page 14)

  Impacted by the quarter spike in COVID-19 pandemic, Gross Bookings declined 8% quarter-over-quarter (QoQ) to $369.2 million, 53% year-over-year (YoY) and 68% in comparison with 1Q19, a pre-pandemic period1. Excluding Brazil and Argentina, Gross Bookings would have increased 11% QoQ.
  Transactions decreased 2% QoQ. Excluding Brazil, Transactions grew 12% sequentially. Transactions declined 40% (YoY) and 54% when compared to 1Q19.
  Room Nights decreased 9% QoQ, 49% YoY and 64% when compared to 1Q19. Mobile accounted for 50% of Transactions in 1Q21, up 584 bps YoY.
  As Reported Revenues were $51.9 million, representing declines of 3% QoQ, 32% YoY and 61% when compared to 1Q19. Excluding the impact of extraordinary cancellations, Revenues would have declined 4% sequentially to $56.1 million, and 37% YoY.
  Selling and marketing expenses decreased 52% YoY, in line with the decline in Gross Bookings in the period. Sequentially, Selling and marketing expenses increased 17% mainly due to an increase in marketing-direct expenses and personnel expenses, but was down 62% when compared to 1Q19.
  Excluding the effect of the Best Day and Koin acquisitions, Structural Costs declined 30% YoY, reflecting measures implemented throughout 2020, and increased 3% QoQ to $29.9 million reflecting primarily payroll FX impact particularly in Argentina.
  Adjusted EBITDA as reported in 1Q21 was a loss of $20.0 million reflecting the second wave of the COVID-19 pandemic, particularly in Brazil and Argentina. This compares to losses of $19.3 million in 4Q20 and of $13.9 million in 1Q20, and income of $15.2 million in 1Q19. Excluding Extraordinary Charges, Adjusted EBITDA was a loss of $14.1 million in 1Q21 compared to losses of $9.3 million in 4Q20 and $1.4 million in 1Q20, and income $15.2 million in 1Q19.
  Use of cash, cash equivalents and restricted cash of $24.7 million in 1Q21, which includes a positive contribution of $6.9 million in operating working capital. This compares to use of cash, cash equivalents and restricted cash of $35.4 million in 4Q20, $87.7 million in 1Q20 and $36.1 million in 1Q19.
  Solid balance sheet - Cash and cash equivalents of $325.7 million at quarter end, including $16.3 million in restricted cash.

1 The Company has chosen to also include comparisons against 1Q19, a pre-pandemic period, in this press release as a means for the investment community to compare 1Q21 results to a period not affected by the COVID-19 pandemic.

Message from the CEO

Commenting on the Company’s performance, Damian Scokin, CEO stated, “As anticipated, this past quarter we observed a sequential slowdown in the recovery trend that started in 2Q20, due to the impact of the second wave of COVID-19 on overall travel, and particularly in Brazil and Argentina.

In this choppy market environment, our geographic diversification efforts are having the desired results. A healthy performance in Mexico with sequential low double digit growth in Gross Bookings partially offset the declines in Brazil and Argentina. Countries in the Andean Region including Colombia and Chile also delivered sequential improvement.

Our strategy to prioritize profitability until there is more visibility of the recovery of the travel industry, is reflected in the improvement of our revenue margin as we achieved our highest take rate since 2016. Moreover, we ended the quarter with nearly $326 million in cash and equivalents.

We expect the stagnation in the recovery trend to continue at least throughout 2Q21. However, we are confident that travel demand will pick up as observed in other geographies as we enter the South American spring/summer seasons and the COVID-19 vaccination rollout accelerates.

In the meantime, we remain focused on further strengthening our competitive advantages, including: i) making steady progress on the integration of Best Day, ii) expanding the reach of our payment platform in Brazil, and iii) broadening our relationships with our travel partners, while incorporating the product mix of the acquired companies is reflected in the higher share of non-air revenues in the quarter. We believe that our position as a leaner and more geographically diversified company and a profit maximization strategy will enable us to emerge from the COVID-19 pandemic in a solid position to meet the resultant pick-up in travel demand.”

Operating and Financial Metrics Highlights
(In millions, except as noted)
	1Q21	1Q20	% Chg	1Q19	% Chg
Operating metrics
Number of transactions	1.228	2.031	(40%)	2.652	(54%)
Gross bookings	$369.2	$790.4	(53%)	$1,157.5	(68%)
Financial metrics
Revenues	$51.9	$76.1	(32%)	$133.1	(61%)
Net income (loss)	($37.6)	($15.2)	n.m.	$1.9	n.m.
Net income (loss) attributable to Despegar.com, Corp	($37.4)	($15.2)	n.m.	$1.9	n.m.
Adjusted EBITDA	($20.0)	($13.9)	n.m.	$15.2	n.m.
EPS Basic [2]	($0.54)	($0.22)	n.m.	$0.03	n.m.
EPS Diluted [2]	($0.54)	($0.22)	n.m.	$0.03	n.m.

Extraordinary Charges
Adjusted EBITDA	($20.0)	($13.9)	n.m.	$15.2	n.m.
Extraordinary cancellations due to COVID-19	(4.3)	(12.5)		-
Extraordinary restructuring charges	(1.7)	-		-
Adjusted EBITDA (Excl. Extraordinary Charges)	($14.1)	($1.4)	n.m.	$15.2	n.m.
Average Shares Oustanding - Basic [1]	81.175	69,668		69,294
Average Shares Oustanding - Diluted [1]	81.175	69,668		70,377
EPS Basic (Excl. Extraordinary Charges) [2]	(0.47)	(0.01)		0.03
EPS Diluted (Excl. Extraordinary Charges) [2]	(0.47)	(0.01)		0.03
1. In thousands
2. Whole numbers
n.m.: Not Meaningful

Business Update on COVID-19

Governmental Flight Restrictions on Mobility

Government restrictions to mobility across LatAm, resulted in uneven travel levels and volatility throughout the region.

The level of government restrictions in Latam was mixed throughout the region. Given the spike in COVID-19 cases in Brazil, restrictions have been in place since mid-February 2021, including curfews and lockdown of non-essential activities. As a result of these new restrictions, total industry air passenger traffic in Brazil dropped to 22% of 2019 levels in March, 2021, from 42% in November, 2020.

By contrast, in Mexico mobility restrictions were eased and non-essential activities in Mexico City reopened as of mid-February. In light of these improvements in mobility, total industry air passenger traffic reached 62% of 2019 levels in March 2021, from nearly 50% in the previous month.

In Argentina, in view of an increase of COVID-19 cases since March 2021, the government imposed additional travel restrictions for Argentine nationals upon arrival. Starting March 27, 2021, flights from Brazil, Chile, Mexico and the United Kingdom were banned from entering the country. Foreigners that are not residents are not allowed to enter the country. Total industry air passenger remained flat around 15% of 2019 levels from December 2020 until today.

Despite an active vaccination plan in Chile since mid-February, 2021, another strong lockdown was imposed in the metropolitan areas as of mid-March and borders remain closed since April 1, 2021 in an effort to contain the spike of COVID-19 cases. Total industry air passenger traffic decreased to 21% of 2019 levels in March 2021, from 31% in the prior month.

In Colombia, as of the first week of February 2021, localized restrictions were lifted. However, as of the end of March some restrictions were put in place without affecting civil aviation. Total industry air passenger traffic remained constant at around 38% of 2019 levels since December 2020 until March 2021 with an improvement to 43% in March 2021.

Cost Control Initiatives

Structural Costs were $29.9 million in 1Q21, 30% lower YoY as a result of a cost reduction program put in place towards the end of 2019 and expanded at the onset of COVID-19 pandemic. These cost savings included YoY declines of 28% in total payroll and 33% in non-payroll expenses, among others.

The 3% QoQ increase in structural costs from $28.9 million in 4Q20, is explained by the inclusion of costs related to specific data privacy and loyalty program projects and payroll FX impact particularly in Argentina.

Solid Financial Position

Despegar closed the quarter with a solid balance sheet with cash and cash equivalents of $325.7 million at quarter end including $16.3 million in restricted cash.

Aggregate Net Operational Short-term Obligations were $200.9 million as of quarter end, compared to Aggregate Net Operational Short-Term Obligations of $193.0 million as of December 31, 2020.

Overview of First Quarter 2021 Results

Key Operating Metrics
(In millions, except as noted)
	1Q21		1Q20		% Chg	FX Neutral % Chg	1Q19		% Chg
	$	% of total	$	% of total			$	% of total
Gross Bookings	$369.2		$790.4		(53%)	(48%)	$1,157.5		(68%)
Average selling price (ASP) (in $)	$301		$389		(23%)	(14%)	$436		(31%)
Number of Transactions by Segment & Total
Air	0.7	53%	1.2	60%	(46%)		1.5	57%	(57%)
Packages, Hotels & Other Travel Products	0.6	47%	0.8	40%	(30%)		1.1	43%	(50%)
Total Number of Transactions	1.2	100%	2.0	100%	(40%)		2.7	100%	(54%)

During 1Q21, Transactions decreased 2.3% sequentially to 1.2 million, explained by a surge in COVID-19 cases in Brazil and the subsequent restrictions put in place by the government which impacted travel. This compares with declines in transactions of 40% YoY and 54% in comparison with 1Q19, a pre-pandemic period.

The contraction in the Brazilian travel market was partially offset by an increase in the level of transactions in Mexico, Colombia and Chile, in addition to a 0.2 million contribution in transactions by Best Day.

Gross Bookings decreased 8% sequentially to $369.2 million, mainly driven by an increase in COVID-19 cases in Brazil and a decrease in average selling price (the “ASPs”) in Argentina. Excluding Brazil and Argentina, Gross Bookings would have increased sequentially by 11%.

YoY and in comparison with 1Q19, Gross Bookings decreased 53% and 68%, respectively. Excluding the contribution from Best Day, Gross Bookings would have decreased 64% YoY and 76% when compared to 1Q19.

Sequentially, the ASP in 1Q21 decreased 6% to $301 per transaction. YoY, the ASP decreased 14% on an FX neutral basis and 23% as reported. When compared to 1Q19, the ASP decreased 31%. On an as reported basis, the YoY decrease in ASP was largely driven by: i) a mix-shift to domestic travel products resulting from the COVID-19 pandemic and the restrictions on international travel imposed by different governments to contain the virus, and ii) FX depreciation across the region, mainly in Brazil and Argentina.

Geographical Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
1Q21 vs. 1Q20 - As Reported

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(45%)	11%	(52%)	(40%)
Gross Bookings	(68%)	13%	(60%)	(53%)
ASP ($)	(43%)	2%	(16%)	(23%)
Revenues				(32%)
Gross Profit				(48%)
1Q21 vs. 1Q20 - FX Neutral Basis

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(45%)	11%	(52%)	(40%)
Gross Bookings	(60%)	14%	(56%)	(48%)
ASP ($)	(29%)	2%	(8%)	(14%)
Revenues				(24%)
Gross Profit				(46%)

Brazil accounted for 38% of total Transactions for the quarter, a reduction of 8 percentage points (pp) when compared to the previous quarter. This reduction was attributable to a decline in travel triggered by restrictions to contain a new variant of COVID-19 along with the increase in the overall number of COVID-19 cases in the country and the growing relevance of Mexico in Despegar’s geographical footprint.

Gross Bookings decreased 32% QoQ, 68% YoY and 78% when compared to 1Q19. The reduction vis-a-vis 1Q19 is explained by: i) the pandemic’s significant negative impact on demand , ii) a shift to domestic travel, and iii) the depreciation of the Brazilian Real. The last two factors resulted in the ASP declining 16% QoQ, 43% YoY and 50% compared to 1Q19.

Mexico accounted for 28% of total Transactions for the quarter, up from 27% in 4Q20. Transactions and Gross Bookings, which include three-month of Best Day each quarter, improved sequentially by 1% and 7%, respectively due to seasonality and the lifting of restrictions by the authorities.

On a YoY basis, Transactions and Gross Bookings increased by 11% and 13% respectively mainly due to the acquisition of Best Day. Compared to 1Q19, transactions were down 10% and Gross Bookings down 12%.

ASPs increased 6% QoQ and 2% YoY. When compared to 1Q19, ASP declined 2%. On an FX neutral basis, Gross Bookings and ASPs posted a YoY increase of 14% and 2%, respectively.

Across the Rest of Latin America, Despegar reported sequential increases of 22% and 6% in Transactions and Gross Bookings, respectively. These increases were mainly the result of higher levels of demand in Colombia and Chile and to a lesser extent in Argentina. However, on a YoY basis, transactions and gross bookings declined 52% and 60%, respectively. When compared to 1Q19, these metrics declined 66% and 75%.

ASP decreased 13% QoQ and 16% YoY. Compared to 1Q19, ASP declined 25%. On an FX neutral basis, Gross Bookings and ASPs posted YoY decrease of 56% and 8%, respectively.

Revenue

Revenue Breakdown

	1Q21		1Q20		% Chg	1Q19		% Chg
	$	% of total	$	% of total		$	% of total
Revenue by business segment (in $Ms) (Excluding Cancellations)
Air	$16.7	32%	$36.9	49%	(55%)	$49.7	37%	(66%)
Packages, Hotels & Other Travel Products	$35.2	68%	$39.1	51%	(10%)	$83.4	63%	(58%)
Total Revenue	$51.9	100%	$76.1	100%	(32%)	$133.1	100%	(61%)

Total revenue margin	14.0%		9.6%		+442 bps	11.5%		+254 bps
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	(4.3)		(12.5)
Total Revenue (Excluding Extraordinary Charges)	$56.1		$88.6		(37%)	133.11		(58%)

Total revenue margin (Excluding Extraordinary Charges)	15.2%		11.2%		+399 bps	11.5%		+370 bps

Sequentially, as reported revenues in 1Q21 decreased 3% to $51.9 million. Extraordinary cancellations due to the COVID-19 pandemic decreased 15% compared to the prior quarter and amounted to $4.3 million. Excluding extraordinary cancellations, revenues were $56.1 million, 4% lower when compared to 4Q20.

On a QoQ basis, Revenue Margin improved by 78 basic points and by 69 basic points when excluding extraordinary cancellations, reflecting the Company’s profitability focus.

On a YoY basis, as reported revenues declined 32% mainly as a result of the COVID-19 health crisis which has been impacting revenues since February 2020. Both 1Q20 and 1Q21 include the provisioning of extraordinary cancellations due to the pandemic. Extraordinary cancellations due to the COVID-19 pandemic decreased 66% YoY and amounted to $4.3 million. Excluding these extraordinary cancellations, revenues would have decreased 37% YoY.

Revenue Margin increased 442 basic points YoY to 14%. This increase is mainly explained by:i) higher upfront and customer fees in the context of a focus on profitability of the Company, and ii) an increase in margins from Best Day.

Compared to 1Q19, as reported revenues declined 61%, reflecting the full impact of the pandemic on travel demand and on booking cancellations. Excluding extraordinary cancellations, revenues were 58% lower during the period.

Revenue margin increased 254 basic points to 14% when compared to 1Q19 driven by: i) the two-fold contribution from Best Day: an increased share of non-air products and the joint negotiation of commercial terms with travel partners, and ii) larger share of higher-margin stand-alone packages. Excluding the impact of extraordinary cancellations, Revenue Margin would have been 15.2% in 1Q21, up 370 basic points from 11.5% in 1Q19.

Cost of Revenue and Gross Profit

Cost of Revenue and Gross Profit
(In millions, except as noted)
	1Q21	1Q20	% Chg	1Q19	% Chg
Revenue	$51.9	$76.1	(32%)	$133.1	(61%)
Cost of Revenue	$29.6	$33.5	(12%)	$45.2	(35%)
Gross Profit / (Loss)	$22.2	$42.6	(48%)	$87.9	(75%)

Extraordinary Charges
Total Revenue	$51.9	$76.1		$133.1
Extraordinary Cancellations due to COVID-19	($4.3)	(12.5)		-
Total Revenue (Excl. Extraordinary Charges)	$56.1	$88.6	(37%)	$133.1	(58%)
Total Cost of Revenue	$29.6	$33.5		$45.2
Extraordinary restructuring charges	($0.1)	-		-
Total Cost of Revenue (Excl. Extraordinary Charges)	$29.5	$33.5	(12%)	$45.2	(35%)
Gross Profit / (Loss) (Excl. Extraordinary Charges)	$26.6	$55.1	(52%)	$87.9	(70%)

Cost of Revenue, is principally composed of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses,

On a sequential basis, Higher fulfilment costs incurred to enhance customer care levels, were the main driver behind the 15% QoQ increase in Cost of Revenue. This, together with the impact on revenues from the pandemic, resulted in an 19% decline in Gross profit to $22.2 million in 1Q21.

Excluding the impact of extraordinary cancellations and restructuring charges both in 1Q21 and 4Q20, gross profit would have decreased 19% QoQ.

On a YoY basis, Cost of revenue decreased 12% to $29.6 million. The decline in Cost of revenue mainly reflects lower credit card processing fees and cost of installments in line with lower demand. These reductions were partially offset by increased fulfilment cost resulting from a higher level of personalized assistance in connection with cancellations and reschedules. In turn, gross profit was down 48% YoY in 1Q21 to $22.2 million.

Excluding the impact of extraordinary cancellations and severance charges, gross profit in 1Q21 would have been $26.6 million, down 52% YoY.

Compared to 1Q19, Gross Profit declined 75% and would have declined 70% when excluding extraordinary cancellations.

Cost of revenue declined 35% compared to 1Q19. Cost of installments and credit card processing fees declined in line with the drop in Transactions and Gross Bookings. Improvement with Fraud and errors also contributed to the decrease. By contrast, fulfillment costs were higher as the Company took steps to provide better levels of service to customers.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	1Q21	1Q20	% Chg	1Q19	% Chg
Selling and marketing	$15.4	$32.0	(52%)	$40.9	(62%)
General and administrative	$20.6	$18.0	14%	$20.6	(0%)
Technology and product development	$17.5	$17.2	2%	$18.7	(7%)
Impairment of long-lived assets	$5.1	–	n.m.	–	n.m.
Total operating expenses	$58.6	$67.2	(13%)	$80.3	(27%)

Extraordinary Charges
Total Operating Expenses	$58.6	$67.2	(13%)	$80.3	(27%)
Extraordinary restructuring charges	($6.7)	($1.7)		–
Total operating expenses (Excl. Extraordinary Charges)	$51.9	$65.5	(21%)	$80.3	(35%)

On a sequential basis, Operating Expenses decreased 3% to $58.6 million, primarily as a result of a decline in General and Administrative expenses. Excluding Extraordinary Charges, both in 4Q20 and 1Q21, Operating Expenses would have increased 2%.

Structural costs, in turn, increased 3% sequentially to $29.9 million in 1Q21 explained by the impact of specific projects and of FX on payroll charges particularly in Argentina.

On a YoY basis, Operating Expenses declined 13% in 1Q21 to $58.6 million. This decrease reflects: i) a reduction in Structural Costs implemented since 2Q20 to mitigate the impact of the COVID-19 pandemic, and ii) reduced marketing spend to drive efficiency and profitability. These reductions were partially offset by the consolidation of expenses of Best Day and Koin which added $17.8 million in expenses during the quarter, as they were acquired in the second half of 2020, and an impairment of $5.1 million in connection with the acquisition of Viajes Falabella and Best Day.

Excluding the effect of the Best Day and Koin acquisitions, and excluding Extraordinary Charges incurred in both 1Q21 and 1Q20, total operating expenses for the quarter were 48% lower at $34.3 million compared with $65.5 in 1Q20.

Structural Costs declined YoY 30% to $29.9 million in 1Q21.

Compared to 1Q19, Operating Expenses were down 27% to $58.6 million. Considering Despegar on a standalone basis and excluding Extraordinary Charges in 1Q21, Operating Expenses would have been $34.3 million, a decline of 57%.

These reductions are mostly explained by the factors described above, in addition to a reorganization in Argentina and a restructuring of Despegar’s fulfilment center; actions that took place in 1Q20.

Selling and marketing (S&M) expenses decreased 52% YoY, due to the impact of the COVID-19 pandemic on travel demand and Despegar’s efforts to steer traffic through unpaid marketing channels. This decline was partially offset by expenses of $7.0 million at Best Day and Koin. Excluding the impact of the two acquired companies and severance charges in 1Q21, Selling and marketing expenses would have decreased 75% YoY to $8.1 million.

General and administrative (G&A) expenses increased 14% YoY to $20.6 million reflecting the consolidation of Best Day and Koin which together added $7.2 million. Excluding Extraordinary Charges in both quarters and the contribution from the acquired companies, G&A expenses in 1Q21 would have declined 23% YoY to $12.6 million, reflecting lower Structural Costs in the period.

Technology and product development expenses increased 2% YoY reflecting the consolidation of Best Day and Koin which added $3.7 million in costs, together with $0.3 million in Extraordinary Charges incurred in 1Q21. Excluding these additional expenses, Technology and product development costs would have decreased 21% YoY to $13.6 million.

Financial Income/Expenses

In 1Q21, the Company reported a net financial loss of $1.3 million compared to a net financial income of $10.1 million in 1Q20.

The decline reflects mainly the results obtained from FX losses of $0.7 million which compared to a gain of $12.3 million in 1Q20 which was primarily driven by foreign exchange gains mainly from the impact of operational debt incurred with third parties in countries affected by relevant currency depreciation such as Brazil, Mexico and Colombia. This decline was partially offset by lower factoring expenses.

Income Taxes

The Company reported an income tax expense of $0.3 million in 1Q21, compared to $0.7 million in 1Q20. The effective tax rate in 1Q21 was 0.8%, compared to 4.9% in 1Q20.

The decrease in the effective rate is driven by the following: (i) the combination of geographical mix of profits and losses due to the COVID-19 pandemic; (ii) a reduced tax rate in Argentina due to the Knowledge-based-Economy Regime, an incentive program in Argentina; and (iii) the addition of Best Day´s results as a consequence of the acquisition consummated in October 2020. Additionally, based on its current forecast for 2021, the Company would not expect the impact of Global Intangible Low-Taxed Income on its financial statements.

Adjusted EBITDA

Adjusted EBITDA Reconciliation
(In millions, except as noted)
	1Q21	1Q20	% Chg	1Q19	% Chg
Net income/ (loss)	($37.6)	($15.2)	147%	$1.9	(2092%)
Add (deduct):
Financial expense, net	$1.3	($10.1)	(113%)	$5.2	(75%)
Income tax expense	$0.3	$0.7	(59%)	$0.5	(39%)
Depreciation expense	$1.6	$1.9	(15%)	$1.4	12%
Amortization of intangible assets	$7.1	$4.9	44%	$3.2	122%
Share-based compensation expense	$2.1	$2.2	(1%)	$3.0	(28%)
Impairment of long-lived assets	$5.1	–	n.m.	–	n.m.
Restructuring charges	$0.0	$1.7	(99%)	–	n.m.
Acquisition transaction costs	–	–	n.m.	–	n.m.
Adjusted EBITDA	($20.0)	($13.9)	n.m.	$15.2	n.m.

Extraordinary Charges
Adjusted EBITDA	($20.0)	($13.9)		$15.2
Extraordinary cancellations due to COVID-19	(4.3)	(12.5)
Extraordinary restructuring charges	(1.7)
Adjusted EBITDA (Excl. Extraordinary Charges)	($14.1)	($1.4)	n.m.	$15.2	n.m.

The Adjusted EBITDA loss of $20.0 million in 1Q21, compared with a loss of $19.3 million reported in the prior quarter. This compares with an Adjusted EBITDA loss of $13.9 million in 1Q20 and positive Adjusted EBITDA of $15.2 million in 1Q19.

Excluding Extraordinary Charges of $6.0 million resulting mainly from cancellations and severance expenses, Despegar would have reported an Adjusted EBITDA loss of $14.1 million in 1Q21.

This compares to an Adjusted EBITDA loss excluding Extraordinary Charges of $9.3 million in 4Q20 and $1.4 million in 1Q20, and to a positive Adjusted EBITDA of $15.2 million in 1Q19.

Balance Sheet and Cash Flow

The majority of Despegar’s cash balance is held in US dollars in the US and the UK. Despegar minimizes its foreign currency exposures by managing natural hedges, netting its current assets and current liabilities in similarly denominated foreign currencies, and managing short term loans and investments for hedging purposes.

Cash and cash equivalents, including restricted cash, amounted to $325.7 million, as of March 31, 2021, a sequential decrease of $24.7 million.

Use of cash from operating activities declined to $7.2 million in 1Q21. This compares to a use of cash from operating activities of $28.6 million in 4Q20, $68.2 million in 1Q20 and $5.6 million in 1Q19.

On funds from operations in 1Q21 the Company reported: i) a net loss (attributable to Despegar) of $37.6 million, of which $10.0 million is explained by the consolidation of Best Day and Koin, ii) this net loss was partially offset by non-cash adjustments of $23.4 million which are mostly explained by depreciation and amortization, impairment charges and provision for contingencies, among others, and iii) a contribution of $6.9 million in operating working capital.

Lower working capital needs in 1Q21 reflect decreases of $22.3 million in Accounts Receivables and Related Party Receivables, and a decrease in Travel Payables and Related Party Payables of $22.0 million.

Subsequent Events

On April 14, 2021, Despegar launched the 14th edition of “Jóvenes de Alto Vuelo”, an in-house IT training program targeted at young High School graduates. This three-month online training program is carried out by more than 50 IT professionals. Once completed, participants have the opportunity to join Despegar’s IT teams.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

Non-GAAP Financial Information

This Earnings Release includes certain references to Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar has changed the calculation of Adjusted EBITDA reported to the Chief Operating Decision Maker (“CODM”) to exclude restructuring charges and acquisition costs.

Despegar has calculated Adjusted EBITDA as net loss for the quarter exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs. Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

1Q21 Earnings Conference Call

When:	8:00 a.m. Eastern time, May 19, 2021

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations

Dial-in:	1-844-750-4865 (U.S. domestic); 1-412-317-5275 (International)

Pre-Register: Please use this link to pre-register for this conference call. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast:CLICK HERE

Definitions and concepts

In 1Q21

Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Aggregate Net Operational Short-term Obligations: consist of travel accounts payable plus related party payable and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivable.

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Gross Bookings: Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors Gross Bookings as an important indicator of its ability to generate revenue.

Extraordinary Charges: extraordinary events that lead to further non regular expenses, such as: i) extraordinary cancellations; ii) extraordinary restructuring charges and bad debt provisions for airlines that have entered into Chapter 11, among others.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Transactions: The number of Transactions for a period is an operating measure that represents the total number of customer orders completed on Despegar’s platforms in such period. The number of Transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike Gross Bookings, the number of Transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Reporting Business Segments: The Company’s business is organized into two segments: (1) Air, which primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products, and (2) Packages, Hotels and Other Travel Products, which primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue.

Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising and other sources (i.e. destination services, loyalty and interest revenue).

Revenue Margin: calculated as revenue divided by Gross Bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and the rest of South America where Despegar operates, are located in the Southern hemisphere where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

Structural Costs: Structural Costs represents management’s estimations of the fixed portion of the Company’s cost of revenue and operating expenses, which includes call center fees (included in cost of revenue), plus the fixed portion of selling and marketing expenses (i.e. primarily personnel expenses), general and administrative expenses, and technology and product development expenses. Structural Costs does not include stock-based compensation, depreciation and amortization, netting of capitalized IT and impairment charges. The estimates above do not include any costs that the Company may incur in connection with acquisitions, as described below nor any extraordinary items related to the Company’s reorganization.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 690,000 accommodation options, as well as more than 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended March 31, 2021 and 2020 (in thousands U.S. dollars, except as noted)

Profit & Loss Statement

	1Q21	1Q20	% Chg
Revenue	51,850	76,082	(32%)
Cost of revenue	29,610	33,495	(12%)
Gross profit	22,240	42,587	(48%)
Operating expenses
Selling and marketing	15,382	31,985	(52%)
General and administrative	20,630	18,023	14%
Technology and product development	17,460	17,154	2%
Impairment of long-lived assets	5,106	-
Total operating expenses	58,578	67,162	(13%)

Equity Income / (Loss)	376	-	n.m.
Operating (loss) / income	(35,962)	(24,575)	n.m.
Net financial income (expense)	(1,309)	10,061	n.m.
Net (loss) / income before income taxes	(37,271)	(14,514)	n.m.
Income tax (benefit) / expense	292	709	(59%)
Net (loss) / income	(37,563)	(15,223)	n.m.
Net (income) / loss attributable to non controlling interest	180	-	n.m.
Net income (loss) attributable to Despegar.com, Corp	(37,383)	(15,223)	n.m.
1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
FINANCIAL RESULTS
Revenue	$114,087	$132,048	$145,627	$76,082	($9,734)	$11,740	$53,246	$51,850
Revenue Recognition Adjustment
Cost of revenue	40,342	42,591	51,387	33,495	13,801	12,390	25,832	29,610
Gross profit	73,745	89,457	94,240	42,587	(23,535)	(650)	27,414	22,240
Operating expenses
Selling and marketing	50,701	46,656	49,604	31,985	6,848	5,299	13,160	15,382
General and administrative	21,254	25,090	25,980	18,023	24,391	22,818	29,490	20,630
Technology and product development	18,077	17,922	18,663	17,154	18,415	14,322	17,152	17,460
Impairment of long-lived assets	-	-	-	-	1,324	-	593	5,106
Total operating expenses	90,032	89,668	94,247	67,162	50,978	42,439	60,395	58,578

Equity Income / (Loss)							(2,059)	376
Operating income	(16,287)	(211)	(7)	(24,575)	(74,513)	(43,089)	(35,040)	(35,962)
Net financial income (expense)	(1,663)	(3,627)	(6,705)	10,061	9,428	(4,484)	(2,095)	(1,309)
Net income before income taxes	(17,950)	(3,838)	(6,712)	(14,514)	(65,085)	(47,573)	(37,135)	(37,271)
Adj. Net Income tax expense	(1,483)	(154)	(4,067)	709	(8,011)	(5,838)	(8,298)	292
Income tax expense	(1,483)	(154)	(4,067)	709	(8,011)	(5,838)	(8,298)	292
Adjustment
Net income /(loss)	(16,467)	(3,684)	(2,645)	(15,223)	(57,074)	(41,735)	(28,837)	(37,563)
Net (income) / loss attributable to non controlling interest						$69	$213	$180
Net income (loss) attributable to Despegar.com, Corp						(41,666)	(28,624)	(37,383)
Adjusted EBITDA	($7,323)	$9,410	$8,292	($13,862)	($57,444)	($31,246)	($19,261)	($20,024)

Net income/ (loss)	($16,467)	($3,684)	($2,645)	($15,223)	($57,074)	($41,735)	($28,837)	($37,563)
Add (deduct):
Financial expense, net	1,663	3,627	6,705	(10,061)	(9,428)	4,484	2,095	1,309
Income tax expense	(1,483)	(154)	(4,067)	709	(8,011)	(5,838)	(8,298)	292
Depreciation expense	2,683	2,036	1,094	1,851	1,782	2,597	1,751	1,569
Amortization of intangible assets	3,089	4,195	5,100	4,939	5,501	4,370	6,889	7,095
Share-based compensation expense	3,192	3,390	2,105	2,174	113	2,427	2,598	2,149
Impairment of long-lived assets	–	–	–	–	1,324	–	593	5,106
Restructuring charges	–	–	–	1,749	7,249	1,949	2,413	19
Acquisition transaction costs	–	–	–	–	1,100	500	1,535	–
Adjusted EBITDA	($7,323)	$9,410	$8,292	($13,862)	($57,444)	($31,246)	($19,261)	($20,024)

Unaudited Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020 (in thousands U.S. dollars, except as noted)

	As of March 31, 2021	As of December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	309,392	334,430
Restricted cash and cash equivalents	16,348	16,055
Accounts receivable, net of allowances	52,395	79,816
Related party receivable	8,064	8,174
Other current assets and prepaid expenses	55,363	52,295
Total current assets	441,562	490,770
Non-current assets
Other Assets	70,626	71,795
Restricted cash and cash equivalents	–	–
Right of use	33,955	36,239
Property and equipment net	20,853	22,462
Intangible assets, net	91,427	96,495
Goodwill	115,378	123,217
Total non-current assets	332,239	350,208
TOTAL ASSETS	773,801	840,978
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	36,356	32,161
Travel suppliers payable	206,863	229,435
Related party payable	18,090	19,351
Loans and other financial liabilities	6,285	8,949
Deferred Revenue	9,577	9,324
Other liabilities	62,038	56,109
Contingent liabilities	9,172	8,398
Lease liabilities	6,968	8,591
Total current liabilities	355,349	372,318
Non-current liabilities
Other liabilities	43,439	44,913
Contingent liabilities	25,896	24,949
Long term debt	9,640	10,367
Lease liabilities	27,780	28,694
Related party liability	125,000	125,000
Total non-current liabilities	231,755	233,923
TOTAL LIABILITIES	587,104	606,241

Series A non-convertible preferred shares	89,976	91,686
Series B convertible preferred shares	46,700	46,700
Redeemable non-controlling interest	2,435	2,621
Mezzanine Equity	139,111	141,007

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	268,261	265,697
Additional paid-in capital	373,065	379,780
Other reserves	(728)	(728)
Accumulated other comprehensive income	(17,184)	(12,580)
Accumulated losses	(507,561)	(470,172)
Treasury Stock	(68,268)	(68,267)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	47,585	93,730
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	773,800	840,978

Unaudited Statements of Cash Flows for the three-month periods ended March 31, 2021 and 2020 (in thousands U.S. dollars, except as noted)

	3 months ended March 31,
	2021	2020
Cash flows from operating activities
Net income / (loss)	($37,563)	($15,223)
Adjustments to reconcile net income to net cash flow from operating activities
Net loss attributable to redeemable non-controlling interest	$180	–
Unrealized foreign currency translation losses	$3,914	$3,304
Depreciation expense	$1,569	$1,851
Amortization of intangible assets	$7,095	$4,939
Impairment of long-lived assets	$5,106	–
Disposals of property and equipment	$12	–
Earnout	$329	–
Indemnity	($329)	–
Investments in other subsidiaries	($752)	–
Stock based compensation expense	$2,149	$2,174
Amortization of Right of use	$1,026	$782
Interest and penalties	($384)	$217
Income taxes	($1,309)	($340)
Allowance for doubtful accounts	$482	$81
Provision for contingencies	$4,353	$713
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable net of allowances	$22,339	71,164
(Increase) / Decrease in related party receivables	$5	9,389
(Increase) / Decrease in other assets and prepaid expenses	($4,152)	10,843
Increase / (Decrease) in accounts payable and accrued expenses	$5,281	(18,473)
Increase / (Decrease) in travel suppliers payable	($21,519)	(93,761)
Increase / (Decrease) in other liabilities	$7,786	(7,479)
Increase / (Decrease) in contingencies	($1,515)	(161)
Increase / (Decrease) in related party liabilities	($488)	(40,861)
Increase / (Decrease) in lease liability	($1,070)	(833)
Increase / (Decrease) in deferred revenue	265	589
Net cash flows provided by / (used in) operating activities	(7,190)	(71,085)
Cash flows from investing activities
(Increase)/ Decrease in short term investments	1	–
Payment for acquired businesses, net of cash acquired	–	–
Acquisition of property and equipment	(579)	(1,788)
Increase of intangible assets including internal-use software and website development	(4,064)	(6,347)
(Increase) / Decrease in restricted cash and cash equivalents	–	–
Net cash (used in) /provided by investing activities	(4,642)	(8,135)
Cash flows from financing activities
Net (decrease) / increase of short term debt	(1,758)	–
Increase in long-term debt	88	17,540
Decrease in long-term debt	(459)	(17,944)
Payment of dividends to stockholders	(8,466)	–
Capital Contributions	640	352
Issuance of cost from private investment	(170)	–
Net cash (used in) / provided by financing activities	(10,125)	(52)
Effect of exchange rate changes on cash and cash equivalents	(2,788)	(8,443)
Net increase / (decrease) in cash and cash equivalents	(24,745)	(87,715)
Cash and cash equivalents as of beginning of the period	350,485	313,644
Cash and cash equivalents as of end of the period	325,740	225,929

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month periods ended March 31, 2021 and 2020

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
1Q21 vs. 1Q20 - As Reported

	Brazil			Mexico			Rest of Latin America			Total
	1Q21	1Q20	% Chg.	1Q21	1Q20	% Chg.	1Q21	1Q20	% Chg.	1Q21	1Q20	% Chg.
Transactions ('000)	472	852	(45%)	342	308	11%	415	871	(52%)	1,228.1	2,031	(40%)
Gross Bookings	104	331	(68%)	125	111	13%	140	349	(60%)	369.2	790	(53%)
ASP ($)	221	388	(43%)	366	359	2%	338	401	(16%)	301	389	(23%)
Revenues										51.9	76	(32%)
Gross Profit										22.2	43	(48%)
1Q21 vs. 1Q20 - FX Neutral Basis

	Brazil			Mexico			Rest of Latin America			Total
	1Q21	1Q20	% Chg.	1Q21	1Q20	% Chg.	1Q21	1Q20	% Chg.	1Q21	1Q20	% Chg.
Transactions ('000)	472	852	(45%)	342	308	11%	415	871	(52%)	1,228.1	2,031	(40%)
Gross Bookings	131	331	(60%)	126	111	14%	153	349	(56%)	409	790	(48%)
ASP ($)	277	388	(29%)	367	359	2%	369	401	(8%)	333	389	(14%)
Revenues										57.5	76	(24%)
Gross Profit										22.8	43	(46%)

Contacts

IR Contact
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: May 19, 2021